Exhibit 99.1

ZTO Express Holds 2026 National Network Conference

Shanghai, January 20, 2026 /PRNewswire/ – On January 20, 2026, ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”）, a leading and fast-growing express delivery enterprise in China, convened its National Network Conference at its headquarters in Shanghai. The conference conveyed and studied the guiding principles from the State Post Bureau’s 2026 National Postal Work Conference and the strategic direction for the “15th Five-Year Plan” period, during which the Company reviewed its performance in 2025, analyzed the current landscape, and deliberated on and arranged the key priorities for 2026.

The Company’s chairman, Meisong Lai, emphasized in his keynote speech entitled “Striving Together, Advancing Steadily for the Long-run,” that in 2025, guided by government policies advocating for orderly competition and anti-involution, industry pricing gradually stabilized and recovered, and the competitive landscape continued to improve. ZTO remained committed to prioritizing service quality as its core priority, consistently implementing its balanced development strategy, and continually refining its service system, expanding its service coverage, and promoting industrial synergy. The Company achieved a full-year parcel volume of 38.52 billion parcels, representing a year-over-year increase of 13.3%, and maintained its leading position in the industry in terms of business scale for the tenth consecutive year. Furthermore, the Company’s platform reverse logistics business registered doubled growth, earning greater trust from more platform clients and consumers.

The conference further clarified the overall working philosophy and key tasks for 2026. It emphasized the comprehensive implementation of the State Post Bureau’s directives, balancing quality and development, with a focus on operational safety, service enhancement, network optimization, efficiency improvement, fostering equity, uniting the workforce, strengthening execution, and tapping into potential as the guiding principles for the entire network. The aim is to promote development through quality and stimulate vitality through optimization, thereby solidly ensuring the achievement of all operational objectives.

Chairman Meisong Lai expressed his gratitude to ZTO’s network partners and all employees for their trust and support over the past year. He emphasized that the express delivery industry remains a promising sunrise sector with robust growth prospects. The industry is currently in a critical phase of transition, shifting from high quantity to a combination of quantity plus quality, and from pure express delivery towards integrated logistics. On the path of high-quality development, ZTO must act as a visionary thinker, industry trailblazer and pragmatic executor. The entire network must recognize prevailing industry trends, gain a clear understanding of its own positioning, reject involution, and pursue win-win cooperation and competition. Only by committing to concrete actions, pragmatic efforts, and solid results can ZTO ensure a path forward that is sound, stable, and sustainable for the long run.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and other similar expressions. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO’s beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company’s results of operations and market share; any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system; ZTO’s ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO’s filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

Email: ir@zto.com

Tel: +86 21 5980 4508